Direct Line: (212) 859-8735
Fax: (212) 859-4000
michael.levitt@friedfrank.com
January 28, 2011
Justin Dobbie
John Stickel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CVR Partners, LP Registration Statement on Form S-1 File No.: 333-171270
Dear Mr. Dobbie and Mr. Stickel:
     This letter sets forth the response of CVR Partners, LP (the “Partnership” or “CVR”) to the comment letter, dated January 14, 2011, of the staff of the Division of Corporation Finance (the “Staff”) with respect to CVR’s Registration Statement on Form S-1 filed on December 20, 2010 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement. In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.
General
1.	Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release No. 33-6900 states that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of all other limited partnership offerings.” Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

Response:
     The Partnership has carefully considered Industry Guide 5 and Release No. 33-6900 and believes it has satisfied all relevant requirements of the Guide and Release No. 33-6900 as applied by the Staff to offerings of common units in publicly-traded limited partnerships.

     With respect to the information required by II.B.2 of Release No. 33-6900, the Partnership notes that:
•	Information relating to “compensation to the general partner and its affiliates” is discussed on pages 50-51 of the Amended Registration Statement.

•	Information relating to “conflicts of interest and fiduciary duties” is discussed on pages 143-150 of the Amended Registration Statement.

•	Information relating to “management” is discussed on pages 112-127 of the Amended Registration Statement.

•	The Partnership’s partnership agreement is summarized beginning on page 153 of the Amended Registration Statement.

•	Information relating to “distributions and allocations” is described on pages 56-66.
     The Partnership believes that disclosure of prior performance as referenced in Section II.A.3.f of Securities Act Release 33-6900 is not warranted because the Partnership, although structured as a limited partnership, is not a “program” as that term is used in Industry Guide 5 or Securities Act Release 33-6900. For instance, the Partnership is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. In addition, the Partnership does not, and does not intend to, engage in trading activities or purchase real estate properties for investment. To the contrary, the Partnership is an operating business that owns and operates a nitrogen fertilizer manufacturing plant. In contrast to “programs,” the Partnership will not generate income from trading activities or passive investments; instead, the Partnership generates substantially all of its income from manufacturing and selling nitrogen fertilizer products (mainly ammonia and UAN).
2.	Please advise us as to whether you intend to use additional sales material, in addition to the prospectus, to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No, 33-6900 regarding disclosure in offerings of limited partnership interests.

Response:
     The Partnership acknowledges that sales materials are subject to the Staff’s review and comment. No sales materials will be given to any prospective investors in connection with the offering other than a preliminary prospectus and any material provided in connection with the directed unit program described on page 185 of the Amended Registration Statement. The Partnership intends to conduct a “road show” in connection with the offering that will include a slide presentation. Hard copies of the slide presentation will not be distributed.
3.	Please revise to eliminate the marketing language throughout the prospectus. For example, revise or remove the following assertions:

•	Pages 1, 71 and 97: The “significant” experience of your management.

•	Page 113: Mr. Vick is “one of the most highly respected executives in the nitrogen fertilizer industry, known for both his technical expertise and his in-depth knowledge of the commercial marketplace.”
Response:
     The Partnership has removed the language cited above on pages 1, 71, 99 and 115 of the Amended Registration Statement in response to the Staff’s comment. Additionally, the Partnership has removed references to its “significant” transportation cost advantage on pages 4, 74, 102 and 103 (and in each place has indicated that the Partnership shares the cost advantage with other competitors located in its regions) and has deleted references to the “attractive” U.S. farm belt agricultural market on pages 4, 74 and 102.
4.	Please revise your disclosure to provide a basis for the follow assertions or beliefs, or revise to remove the relevant statements:
•	Page 1: You are the lowest cost producer and marketer of ammonia and UAN fertilizers in North America.

•	Page 4: UAN is the fastest growing fertilizer among nitrogen fertilizer products in the United States.

•	Page 4: A significant portion of your competitors’ revenues are derived from the lower margin industrial market.

•	Page 4: Your nitrogen fertilizer facility is the newest such facility in North America.
Response:
     With respect to the statement on page 1 of the Amended Registration Statement that the nitrogen fertilizer business has historically been the lowest cost producer and marketer of ammonia and UAN fertilizers in North America, the Partnership has submitted to the Staff, on a supplemental basis, backup materials in Exhibit A-1 that support the statement. The Partnership also respectfully informs the Staff that CVR Energy, Inc. (“CVR Energy”) responded to a similar comment from the Staff in connection with its initial public offering in 2007.
     With respect to the second statement above, the Partnership has revised the disclosure to state that UAN fertilizer consumption is estimated to have increased by 8.5% from 2000 through 2010 on a nitrogen content basis, whereas ammonia fertilizer consumption decreased by 2.4% for the same period. See pages 4, 6, 95 and 101 of the Amended Registration Statement. The revised statement is based on data provided by Blue, Johnson & Associates, Inc. (“Blue Johnson”), an independent consulting company not affiliated with CVR Energy or the Partnership that specializes in the nitrogen fertilizer industry. The Amended Registration Statement notes that Blue Johnson is the source of the information, and includes an updated consent from Blue Johnson as an exhibit to the Amended Registration Statement in which Blue

Johnson specifically consents to such statement. See Item 10 in Blue Johnson’s consent, which is filed as Exhibit 23.4 to the Amended Registration Statement.
     With respect to the third statement above, the Partnership has submitted to the Staff, on a supplemental basis, publicly available backup materials in Exhibit A-2 that support the statement. The Partnership has also revised the disclosure on pages 4 and 102 in the Amended Registration Statement to indicate that the source of the statement is publicly available information prepared by our competitors.
     With respect to the fourth statement above, the Partnership has revised the disclosure on pages 4 and 102 of the Amended Registration Statement to indicate that Blue Johnson is the source of the information. The Partnership has also included an updated consent from Blue Johnson as an exhibit to the Amended Registration Statement in which Blue Johnson specifically consents to the Partnership’s statement that its nitrogen fertilizer facility is the newest such facility in North America. See Item 11 in Blue Johnson’s consent, which is filed as Exhibit 23.4 to the Amended Registration Statement.
5.	We note that you emphasize in the summary and throughout that you are the only operation in North America that utilizes a pet coke gasification process to produce ammonia. Please tell us why you believe this to be the case. Please also tell us whether there are any differences in regards to the environmental impact from using pet coke versus using natural gas.

Response:
     The source of the statement that the Partnership is the only operation in North America that utilizes a pet coke gasification process to produce ammonia is Blue Johnson. The Partnership has modified the disclosure on page 1 of the Amended Registration Statement to identify Blue Johnson as the source of this statement. In addition, the Partnership has included an updated consent from Blue Johnson as an exhibit to the Amended Registration Statement in which Blue Johnson specifically consents to the Partnership’s statement that it is the only facility in North America that utilizes pet coke gasification to produce ammonia and to the citation of Blue Johnson as the source for this statement. See Item 12 in Blue Johnson’s consent.
     In the Partnership’s view, the reason why its facility is the only nitrogen fertilizer facility currently operating in North America that produces ammonia via pet coke gasification instead of natural gas is that it would be extremely expensive for another manufacturer to build a gasifier complex, and there would be a long learning curve needed to operate such equipment.
     The environmental impact from using pet coke to produce ammonia is significantly lower compared to the impact from using natural gas to produce ammonia. The main reason for this distinction is that the pet coke gasification process involves less fuel consumption.
     The natural gas ammonia production process consumes approximately 33 million BTU/ton of natural gas, and 40% of that gas is consumed as fuel in continuously fired indirect process heaters that heat and thermally crack the steam and natural gas mixture to form syngas. In gasification, when pet coke and oxygen are combined in the hot preheated gasifier, they spontaneously combust to directly form the syngas without the need for additional external heat. The heat created by the spontaneous combustion is continuous and does not require any external heat as long as the pet coke and oxygen are being supplied. The Partnership’s gasification method only uses natural gas for flares and startup preheaters. Consequently, the gasification process uses less than 3% of the amount of natural gas used by natural gas nitrogen fertilizer producers. Given this significant disparity in fuel combustion, NOx and SOx emissions (which are by-products of the combustion of fuel) are dramatically lower per ton of ammonia production using the pet coke gasification process as compared to natural gas based plants.
     Furthermore, although pet coke gasification plants produce more CO2 per ton of ammonia than natural gas based plants, it is more economical to capture the CO2 from the gasification process because the CO2 streams from the gasification process are highly concentrated. By contrast, CO2 produced in a combustion stream associated with natural gas based plants is typically a low concentration component of a high temperature gas stream. Isolating and capturing CO2 from a combustion gas stream is currently uneconomical.
6.	Please provide us with any artwork that you intend to use with your next amendment.

Response:
     The Partnership acknowledges the Staff’s comment and will submit to the Staff the artwork that it intends to include in the preliminary prospectus in a subsequent amendment.
Prospectus Summary, page 1
7.	We note that several sections of the summary are identical to the Business section beginning on page 97. However, Item 503(a) of Regulation S-K requires that the summary provide a brief overview of the key aspects of the offering, not merely repeat the text of the prospectus. Please carefully consider and identify those aspects of the business and offering that are the most significant and revise so as to highlight these points in a clear and concise manner.

Response:
     The Partnership has revised the disclosure on pages 1-5 of the Amended Registration Statement in response to the Staff’s comment.
8.	We note that you highlight your relationship with CVR Energy in numerous places throughout the summary section. Consistent with the risk factor on page 36, please also disclose in an appropriate section of the summary that CVR Energy’s financial condition could impact your business due to these relationships, and that the ratings assigned to its senior secured indebtedness are below investment grade.

Response:
     The Partnership has added incremental disclosure on page 6 in response to the Staff’s comment.
Our Competitive Strengths, page 2

9.	Please expand the table on page 2 (and page 98) to present illustrative sales and cash available for distributions in addition to EBITDA.

Response:
     The Partnership has revised the tables on pages 2 and 100 of the Amended Registration Statement to present illustrative sales and cash available for distribution in response to the Staff’s comment.
10.	Please add reference points to the table on page 2 (and page 98). In this regard, we suggest you show (i) actual amounts for the year ended December 31, 2009, based on the average plant gate price per ton for UAN and ammonia of $198 and $314, respectively, (ii) actual amounts for the twelve months ended September 30, 2010, based on the average plant gate price per ton for UAN and ammonia of $168 and $305, respectively, and (iii) forecasted amounts for the year ended December 31, 2011, based on your estimated average plant gate price per ton for UAN and ammonia of $252 and $523, respectively.

Response:
     The Partnership has added the requested reference points to the tables on pages 2 and 100 of the Amended Registration Statement in response to the Staff’s comment.
High Margin Nitrogen Fertilizer Producer, page 3
11.	The cost advantage illustrated by the table on page 3 is based entirely upon assumptions about your competitors’ costs and is limited to the U.S. Gulf Coast subset of your competition. Please explain why you believe that this type of disclosure is appropriate for inclusion in the prospectus, and the summary in particular. In the alternative, please eliminate the table or revise to limit the presentation to factual information about your cost structure and how it impacts your margins.

Response:
     The Partnership believes that the table on page 3 of the Amended Registration Statement provides investors with a meaningful comparison of its costs to those of competitors operating in the U.S. Gulf Coast region.
     The Staff notes that the data on U.S. Gulf Coast competitors is based upon assumptions about competitors’ costs. However, the assumptions were not generated by the Partnership, but, instead, were provided by Blue Johnson, which has consented to the use of its data in the table on page 3 of the Amended Registration Statement.
     The Staff notes that the table is limited to the U.S. Gulf Coast subset of the Partnership’s competitors. However, the Partnership believes that comparing its plant, located in the U.S. Farm Belt, with U.S. Gulf Coast producers is meaningful for investors because the price floor in the U.S. Farm Belt region (where the Partnership sells most of its nitrogen fertilizer) is set by U.S. Gulf Coast producers. The U.S. Farm Belt does not produce enough nitrogen fertilizer to meet demand and is therefore required to import nitrogen fertilizer from other domestic and international sources to meet its nitrogen fertilizer needs. Because of proximity, producers in the U.S. Gulf Coast are able to supply farmers in the U.S. Farm Belt at the next-lowest cost, and therefore their cost to produce nitrogen fertilizers sets the price floor in the U.S. Farm Belt region. As long as the Partnership’s costs are lower than the costs of U.S. Gulf Coast competitors and these competitors set the minimum prices in our industry, the Partnership will be as profitable or more profitable than these competitors. We believe this is relevant information for investors seeking to evaluate our company against our competitors.
Strategically Located Asset, page 4
12.	We note your disclosure here and elsewhere referencing the advantage of your being located in the farm belt. However, consistent with your disclosure on page 105 regarding competitors, please clarify here and throughout to that there are other nitrogen fertilizer producers that are also strategically located in the farm belt that share the same location advantages.

Response:
     The Partnership has revised the disclosure on pages 4, 74 and 102 of the Amended Registration Statement in response to the Staff’s comment.
Experienced Management Team, page 4
13.	Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Response:
     The Partnership has revised the disclosure on page 4 in response to the Staff’s comment.
Expand UAN Capacity, page 5
14.	Please quantify the expected remaining cost of the UAN expansion and how much of the proceeds from this offering you intend to allocate to the expansion. Please revise the “Use of Proceeds” and “Capital Spending” sections accordingly.

Response:
     The Partnership has revised the disclosure on page 5 of the Amended Registration Statement, under “Use of Proceeds,” on page 52 and under “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Capital Spending” on page 87 in response to the Staff’s comment.
Industry Overview, page 6
15.	Please disclose the source for the statement that fertilizer use is projected to increase by 17% over the next 20 years and file the consent required by Rule 436 if appropriate.

Response:
     The Partnership has revised the disclosure on pages 6 and 93 of the Amended Registration Statement in response to the Staff’s comment to indicate that global fertilizer use is expected to increase by 45% from 2005-2030. See Table 3 on page 8 of the source material showing global demand of 153.8 million Mt in 2005 and forecasted demand of 223.1 million Mt in 2030, an increase of 45%. The source for this statement, a paper entitled Forecasting Long-term Global Fertilizer Demand, published under the auspices of the Food and Agriculture Organization of the United Nations, is publicly available at https://cours.etsmtl.ca/gol502/Notes%20de%20cours/globalfertdemand.pdf and, accordingly, the Partnership believes that a consent is not required.
Call Right, page 9
16.	Please disclose the percentage of the common units your general partner and its affiliates will own at the closing of this offering.

Response:
     The Partnership has revised the disclosure on page 9 of the Amended Registration Statement in response to the Staff’s comment.
Summary Historical and Pro Forma Consolidated Financial Information, page 12
17.	Please expand the disclosure with respect to your presentation of EBITDA to address (i) its inclusion in the determination of cash available for distributions, as discussed on pages 56-65, and (ii) its inclusion in covenant compliance calculations under the terms of your proposed credit facility, if applicable.

Response:
     The Partnership has revised the disclosure on pages 17 and 59 of the Amended Registration Statement in response to part (i) of the Staff’s comment. The scope and content of the covenants that will govern the Partnership’s proposed credit facility have not yet been determined, including the role of EBITDA therein. The Partnership will revise its disclosure in response to part (ii) of the Staff’s comment to provide relevant covenant compliance calculations in future filings when such information is available.
18.	We note that you operate under an apparently favorable pet coke supply agreement with CVR Energy. As part of your discussion of forecasted cost of product sold, please include a discussion of the impact such supply agreement has on forecasted net income and forecasted cash available for distribution; that is, please disclose how much pet coke you expect to obtain from CVR Energy in tons, and the impact on your forecasted results of obtaining 100% of your raw material in the open market.

Response:
     The Partnership has revised the disclosure on page 64 in response to the Staff’s comment.

There is no assurance that our competitors’ transportation costs will not decline, pages 31
19.	Please revise to remove the mitigating language from the heading and narrative section of this risk factor. We believe it is inappropriate to reference competitive advantages in the risk factors section.

Response:
     The Partnership has revised the disclosure on page 31 of the Amended Registration Statement in response to the Staff’s comment.
Limited partners may not have limited liability, page 40.
20.	Clarify those jurisdictions where you currently do business where the limitations on the liability of holders of limited partnership interests for the obligations of the partnership have not been clearly established.

Response:
     The Partnership has modified the disclosure on pages 40 and 156 of the Amended Registration Statement in response to the Staff’s comment. The Partnership does not do business in any jurisdictions where the limitations on liability of holders of LP interests have not been clearly established.
Unitholders have liability to repay distributions, page 41
21.	Revise to disclose every circumstance under which a unitholder may be liable to repay a distribution.

Response:
     The Partnership has revised the disclosure on pages 40-41 of the Amended Registration Statement in response to the Staff’s comment.
Cautionary Note Regarding Forward-Looking Statements, page 48.
22.	Because you must have a reasonable basis for all forward-looking statements, in future filings, please remove language suggesting that investors may not place any reliance on such information, such as “reliance should not be placed on forward-looking statements.” Although you may caution investors about their reliance on such information, you may not limit it entirely.

Response:
     The Partnership has revised the disclosure on page 49 of the Amended Registration Statement in response to the Staff’s comment.
Use of Proceeds, page 52

23.	We note that some of the proceeds will be used to make a special distribution to Coffeyville Resources. Please briefly explain the nature and purpose of this special distribution or advise.

Response:
     We have revised the disclosure on pages 7, 50, 52, 53, 132-133 and P-6 of the Amended Registration Statement in response to the Staff’s comment.
Forecasted Available Cash, page 60
Net Sales, page 63
24.	Please provide us with a discussion of how management estimated the average plant gate prices and tonnage to be sold in 2011 for UAN and ammonia. Please include management’s analysis of the data that was considered and how management arrived at the conclusion that the estimates included in the prospectus are reasonable.

Response:
     The amount of ammonia and UAN to be sold in the Partnership’s 2011 sales forecast is based on the Partnership’s forecasted production. The United States is a net importer of nitrogen fertilizers (see Exhibit B to this letter with support from The Fertilizer Institute) — this means that demand is high and domestic production is not adequate to meet this demand. In addition, the U.S. Department of Agriculture recently announced that the corn stocks-to-use ratio, the ratio of amount of corn in inventory to the amount of corn consumed, is at a 15 year low (see Exhibit C to this letter) — this causes corn prices to rise and increases the demand for nitrogen fertilizer in order for farmers to increase their yield to take advantage of the higher prices. As a mid-continent based producer, the Partnership has always been able to sell all of the ammonia and UAN it produces and believes that will be the case in 2011 given the market environment described above. As a result, the Partnership believes that the amount it can produce will equal the amount it can sell.
     The Partnership’s pricing forecasts evaluate pricing on a monthly basis (see Exhibit D to this letter). Exhibit D shows the Partnership’s monthly pricing forecast as compared to Blue Johnson’s monthly pricing forecast. As you can see in Exhibit D, the plant gate prices the Partnership prepared in connection with the forecast that appears on pages 61-62 of the Amended Registration Statement are more conservative (i.e., lower for each period) than the estimates included in Blue Johnson’s pricing forecast dated January 7, 2011. The average plant gate prices included in our forecast through April 2011 for ammonia and through May 2011 for UAN are based on our current book of orders (i.e., actual contracts for the sale of ammonia and UAN the Partnership has entered into). The Partnership’s actual average plant gate prices through April 2011 for ammonia and through May 2011 for UAN are substantially lower than the Blue Johnson forecast because they reflect sale contracts that were entered into in prior periods, when ammonia and UAN prices were lower than the period in which the product was delivered. For the balance of the year the average monthly plant gate price is based on (1) a review of Blue Johnson’s price forecast (attached as Exhibit E to this letter), (2) market intelligence acquired through customer meetings, and (3) the Partnership’s analysis of optimal product distribution patterns, which is based on its knowledge of the ammonia and UAN needs of existing customers, and tailored to take advantage of favorable freight rates for product delivery.
Agreements with CVR Energy, page 75
25.	We note your discussion on page 73 of the volatility advantages of your pet coke production process over the natural gas production process used by a majority of the nitrogen fertilizer producers. Please revise this discussion to also include an in-depth discussion of the risks to you due to changes in the price of pet coke and the risks to your supply of pet coke due to your relationship with CVR Energy. You should include an in-depth discussion of your pricing agreement with CVR Energy. Such a discussion should include an explanation of the nature of the relationship between the price you can obtain for UAN and the price paid to CVR Energy for pet coke. Please consider supplementing such a discussion with a chart showing the UAN-based ceiling and floor and how the price paid by you to CVR Energy relates to the price paid by you in the open market.

Response:
     The Partnership has revised the disclosure on page 75 of the Amended Registration Statement to include an in-depth discussion of the pricing agreement with CVR Energy and the factors identified in the Staff’s comment. The Partnership notes that the penultimate paragraph of page 74 of the Amended Registration Statement (as well as the last risk factor beginning on page 24 of the Amended Registration Statement) discuss the risks associated with changes in pet coke prices. The Partnership believes the narrative disclosure added on page 75 of the Amended Registration Statement provides investors with a clear description of the UAN-based ceiling and floor and how the price paid by the Partnership relates to the price paid in the open market.
Results of Operations, page 75
26.	Please review your discussion of period to period operating results and revise your explanations of changes to include specific facts and circumstances surrounding such changes. For example, on page 80, you discuss the increase in cost of product sold as attributable to an increase in sales volume, but do not disclose the underlying reasons surrounding such increases in volume. On the same page, in your discussion of changes in Selling, General, and Administrative expenses, you cite increases in payroll costs and decreases in costs of outside services without discussing the business events leading to these changes. You also discuss the increase in depreciation expense as the result of an increase in assets placed into service in 2008 and 2009, but do not discuss why these assets were necessary. Please review this entire section and revise, as appropriate, as these examples are not meant to be all-inclusive. Please similarly review and revise your discussion of cash flows under Liquidity and Capital Resources.

Response:
     The Partnership has revised the disclosure on pages 79—85, 88 and 91 of the Amended Registration Statement in response to the Staff’s comment.

27.	When presenting comparative information for your net sales, please consider using tables to summarize the separate effects of changes in price and volume on your net sales of UAN and ammonia.

Response:
     The Partnership has revised the disclosure on pages 78, 80 and 82 of the Amended Registration Statement to include the requested tables in response to the Staff’s comment.
28.	We note that you provide separate operating statistics on page 77 for UAN and ammonia production and pricing. Accordingly, please present separately your net sales attributable to UAN and ammonia throughout your MD&A.

Response:
     The Partnership has revised the disclosure on pages 78, 80 and 83 of the Amended Registration Statement in response to the Staff’s comment.
Capital Spending, page 85
29.	Please revise either your tabular disclosure or the related narrative to indicate the amount of capital expenditures that are related to the UAN plant expansion.

Response:
     The Partnership has added additional disclosure on page 88 of the Amended Registration Statement in response to the Staff’s comment.
New Credit Facility, page 85
30.	If EBITDA is expected to be used in the determination of compliance with the covenants under your proposed credit facility, please disclose that fact and describe the related covenant compliance calculations.

Response:
     The scope and content of the covenants that will govern the Partnership’s proposed credit facility have not yet been determined, including the role of EBITDA. The Partnership will update its disclosure to provide relevant covenant compliance calculations in future filings when such information is available.
Compensation Discussion and Analysis, page 115
31.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

     The Partnership’s executive officers, together with the CVR Energy compensation committee, have considered risks arising from CVR Energy’s compensation policies and practices in which employees of the Partnership participate and have concluded that the compensation policies and practices are not reasonably likely to have a material adverse effect on the Partnership because (a) the nature of the Partnership’s business generally does not involve short term compensation payments for services that relate to products or tasks that are expected to generate long term income and risk and (b) our employees cannot engage in speculative transactions and do not have the ability to put significant amounts of capital at risk.
32.	Please remove the disclaimer on page 116 that the discussion does not purport to be a complete discussion and analysis of CVR Energy’s compensation policies and practices.

Response:
     The Partnership has removed the language cited above on page 118 of the Amended Registration Statement in response to the Staff’s comment.
33.	We note your disclosure that the compensation committee takes into account peer or market survey information for comparable public companies. Please identify the companies that you have relied upon for benchmarking purposes. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:
     The Partnership has revised the Compensation Discussion and Analysis on pages 118-119 of the Amended Registration Statement in response to the Staff’s comment.
34.	Please revise to disclose the name of the compensation consultant utilized by the compensation committee.

Response:
     The Partnership has revised the Compensation Discussion and Analysis on pages 118-119 of the Amended Registration Statement in response to the Staff’s comment.
35.	We note the general discussion of the factors that are taken into account by the compensation committee in making annual bonus determinations. Please discuss how the compensation committee arrived at the specific annual bonus awards for 2009 for each of the named executive officers. Please also address why certain named executive officers received target bonuses while others received above-target bonuses.

Response:
     The Partnership acknowledges the Staff’s comment and will include such information regarding annual bonus determinations in a subsequent amendment to the Registration Statement. Compensation for 2010 is not included in the Amended Registration Statement because the compensation paid to the executive officers of the Partnership’s general partner with respect to the Partnership during 2010 has not yet been determined at this time.
Summary Compensation Table, page 118
36.	Please explain why you have included the annual bonus amounts in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. Please discuss, in particular, how you concluded that annual cash performance bonuses provided for in each of the named executive officers’ employment agreements do not constitute awards under non-equity incentive plans as defined in Item 402 (a)(6)(iii) of Regulation S-K.

Response:
     Item 402(a)(6)(iii) of Regulation S-K defines an “incentive plan” as any plan providing compensation intended to serve as incentive for performance to occur over a specified period, whether such performance is measured by reference to financial performance of the registrant or an affiliate, the registrant’s stock price, or any other performance measure. The Partnership has included the annual bonus amounts in the “Bonus” column rather than the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table because it believes annual bonuses are not made pursuant to an incentive plan given the discretionary nature of these awards, which are not tied to achievement of a specified performance measure or criteria. Rather, CVR Energy’s compensation committee determines whether and the extent to which the target bonus amounts provided for in the employment agreements should be paid based on a consideration of several factors, each of which are subjectively applied by the committee and none of which is dispositive.
     These factors include the individual’s level of performance, the individual’s level of responsibilities, a peer group assessment and the individual’s total overall compensation package. The performance determination takes into account overall operational performance, financial performance, factors affecting shareholder value, including growth initiatives, and the individual’s personal performance. The determination of annual bonuses by CVR Energy’s compensation committee is not based on specific quantitative and qualitative performance criteria or pre-set formulas, but rather a general assessment of how the business performed as compared to the business plan developed for the year. At its discretion, CVR Energy’s compensation committee may determine that bonuses may be paid in an amount equal to the target percentage, less than the target percentage or greater than the target percentage (or not at all), regardless of the achievement of a particular element of performance. The annual bonus program is structured this way because, due to the nature of the business, financial performance alone may not dictate or be a fair indicator of the performance of the executive officers. Conversely, financial performance may exceed all expectations, but it could be due to outside forces in the industry rather than true performance by an executive that exceeds expectations. In order to take these differing impacts and related results into consideration and to assess the executive officers’ performance on their own merits, the compensation committee of CVR Energy makes an assessment of the executive officers’ performance separate from the actual financial performance of CVR Energy, although such measurement is not based on any specific metrics.

     The Partnership is cognizant of its disclosure obligations under Item 402(b)(2)(v) of Regulation S-K and, should CVR Energy’s compensation committee determine annual bonuses by reference to financial performance or any other performance measure in the future, it will provide responsive disclosure.
Certain Relationships and Related Party Transactions, page 130
37.	Please quantify the amounts loaned to Coffeyville Resources and the interest rates you received on those borrowings. Please also quantify the cash on your balance sheet to be distributed to Coffeyville Resources before the closing date of the offering.

Response:
     The Partnership has revised the disclosure on page 132 of the Amended Registration Statement to include the amounts loaned to Coffeyville Resources and the interest rates received in response to the Staff’s comment. The Partnership will update its disclosure to provide the estimated amount of balance sheet cash to be distributed to Coffeyville Resources in a future filing when such amount can reasonably be estimated.
38.	Please revise the first paragraph on page 133 to disclose the total amounts you paid for pet coke in the time periods referenced.

Response:
     The Partnership has revised the disclosure on page 135 of the Amended Registration Statement in response to the Staff’s comment.
Real Estate Transactions, page 135
39.	Please discuss in greater detail those “certain parcels of land” that CVR Energy has transferred to you, including, for example, the date of transfer, any consideration for the transfer and the size and general nature of the land.

Response:
     The Partnership has revised the disclosure on page 137 of the Amended Registration Statement in response to the Staff’s comment.
Material Tax Consequences, page 165
40.	We note that Vinson & Elkins L.L.P. has not rendered an opinion with respect to the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units. Please state why counsel is not able to opine on that tax consequence.

Response:

     Counsel is unable to opine regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units due to a lack of controlling authority. The Partnership has revised the disclosure on pages 46 and 172 of the Amended Registration Statement in response to the Staff’s comment.
Financial Statements
General
41.	Please revise the face of your financial statements to present related party items separately on the face of the financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Response:
     Although Rule 4-08(k) of Regulation S-X requires that the dollar amount of all material related party transactions be disclosed on the face of the financial statements, the Partnership believes that comprehensive footnote disclosure should be acceptable if, after giving consideration to the magnitude and nature of the transaction and the relationship of the parties, prominent display of the related party transaction is not warranted.
     The only material transactions the Partnership has entered into with a related party are the amounts that were loaned to its affiliate, Coffeyville Resources, LLC. This balance was disclosed on the face of the balance sheet as “Due from Affiliate.” This also was disclosed in the footnotes to the financial statements in the related party transaction footnote. See the last subsection of Note 14 on page F-31 of the Amended Registration Statement.
     All other related party transactions were appropriately disclosed in the footnotes to the financial statements in the related party transactions footnote. See Note 14 on pages F-27 to F-31 of the Amended Registration Statement. The Partnership believes that the footnote disclosure is appropriate, provides full transparency and satisfies the requirements of Regulation S-X. Accordingly, the Partnership respectfully submits that its current presentation should be satisfactory.
Consolidated Balance Sheets, page F-2
42.	We note from disclosure elsewhere in your filing that, as part of the Transactions, you intend to pay CVR Energy all of the cash on hand immediately prior to the offering ($28.7 million at September 30, 2010) and distribute the $160.5 million Loan to Affiliate. This distribution, in the aggregate, appears to be significant to your reported equity. As such, please revise your balance sheet to present a pro-forma balance sheet reflecting the distribution accrual alongside the historical balance sheet, or tell us why you feel such revision is unnecessary. Refer to SAB Topic 1B3.

Response:
     The Partnership will provide annual audited financial statements as of December 31, 2010 in a future amendment. As of December 31, 2010, the distribution of the balance of the

Due from Affiliate has occurred, so the December 31, 2010 annual audited financials will no longer have the Due from Affiliate balance reflected on the balance sheet. The expected cash on hand to be distributed immediately prior to the offering is not anticipated to be significant to the reporting entity. As such, the Partnership has not revised the balance sheet to present a pro forma balance sheet alongside the historical balance sheet as the Partnership does not believe this will be necessary upon the filing of the future amendment with the December 31, 2010 annual audited financials.
43.	As a related matter, for purposes of SAB Topic 1B3, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that the dividend exceeds the earnings during the previous twelve months. In this regard, we note that the distribution, as calculated at September 30, 2010 of $189.2 million is most likely greater than net income for the twelve-months ended September 30, 2010, as net income for the nine-months ended September 30, 2010 as presented in your quarterly financial statements on page F-34 is approximately $39.5 million. Please revise your presentation on the face of the income statement to present pro forma per unit data for the latest year and interim period, as applicable, giving effect to the number of units whose proceeds would be necessary to pay the dividend to the extent that the dividend is in excess of current year’s earnings, or tell us why you believe such revision is unnecessary.

Response:
     The Partnership considered the guidance presented within the SEC Financial Reporting Manual—Division of Corporation Finance Section 3420.2, which provides interpretive guidance on distributions at or prior to the closing of an initial public offering. In light of the fact that the Due from Affiliate balance was distributed on December 31, 2010, the Partnership evaluated the need to disclose pro forma per unit data based upon the anticipated distribution of cash on hand that will be distributed immediately prior to the offering, and determined that the disclosure would not be necessary, as the Partnership’s earnings for the preceding 12 months at December 31, 2010 are anticipated to exceed the expected cash distribution. As the Partnership will provide annual audited financial statements as of December 31, 2010 in a future amendment, the Partnership has not revised the presentation of the face of the income statement to present pro forma per unit data.
44.	Please tell us whether the $18.4 million is considered net in the $160.5 million Due from Affiliate balance. If it is not included, please revise your pro forma per unit data further to reflect the number of units whose proceeds will be used for debt repayment.

Response:
     The $18.4 million is not considered net in the $160.5 million Due from Affiliate balance. The Due from Affiliate amount only represents the collective amount of funds loaned to the Affiliate. Based upon the review and conclusions reached by the Partnership as discussed in its response to comment 43, the Partnership does not believe that pro forma per unit data is necessary.

45.	Finally, please ensure your footnote regarding this pro forma presentation makes the computations of these pro forma earnings per unit transparent to investors. Please ensure similar disclosures throughout your filing are revised, as appropriate.

Response:
     The Partnership acknowledges that computation of pro forma earnings per unit must be transparent to investors. As the Partnership has not provided pro forma per unit data for the reasons discussed in its responses to comments 43 and 44, the Partnership believes that no revisions are necessary at this time.
Note 14 — Related Party Transactions
Feedstock and Shared services Agreement, page F-27
46.	We note from your disclosure here that, as part of your shared services agreements, you sell excess hydrogen, high pressure steam, excess nitrogen, and instrument air. We also note that while sales of hydrogen are included in net sales and purchases of hydrogen are included in cost of sales, the treatment of steam, nitrogen, and instrument air appears to be recorded on a net basis through direct operating expenses. Please revise your income statement presentation to record all revenues and expenses associated with the shared services agreement on a gross basis, or tell us why such revision is inappropriate. Please ensure such amounts are identified as related party items in compliance with Rule 4-08(k) of Regulation S-X.

Response:
     The Partnership records the reimbursement under the shared services agreement for the transfer of steam, nitrogen and instrument air to the related party in direct operating expenses, as the receipt from the related party is in fact a direct reimbursement of costs the Partnership incurs in association with these items. The Partnership does not receive a margin associated with the provision of these items to the related party, nor does the Partnership view steam, nitrogen or instrument air as products that are held for sale.
     The Partnership does sell hydrogen to the related party, which is based upon a product pricing and is not exclusively a reimbursement of costs associated with its production. Sales of hydrogen do generate a margin. The Partnership believes the treatment of reimbursement of costs associated with its transfer of steam, nitrogen and instrument air to the related party is appropriate, and, accordingly, the Partnership has not revised the presentation on the income statement.
     The Partnership further believes that the footnote disclosure associated with these related party transactions is appropriate, provides full transparency and satisfies the requirements of Regulation S-X. Accordingly, the Partnership has not revised the disclosure as included in the footnotes to the financial statements.
Note 9 — Nitrogen Fertilizer Incident, page F-40

47.	In the last paragraph on page F-40, you note the receipt of $3.7 million in insurance proceeds. Please tell us the nature of the insurance policy under which you have recovered the $3.7 million and how you intend to reflect these proceeds in your December 31, 2010 financial statements.

Response:
     The Partnership is covered for property damage under CVR Energy’s property insurance policy, which has a deductible of $2.5 million. The Partnership’s receipt of $3.7 million of insurance proceeds was recovered as an advance payment under the property insurance policy.
     Proceeds received and agreed to under the interim proof of loss with the adjuster as representative of the insurers will be recorded to the extent of costs incurred as an offset against the costs reducing total operating expenses on the statement of operations for the period ended December 31, 2010. Any gains associated with recoveries from insurers under the property insurance policy in excess of costs recorded on the statement of operations will be recognized as a reduction of operating expenses. The insurance recoveries associated with the destruction of property, plant and equipment will be included in investing activities on the Partnership’s statement of cash flows. Insurance recoveries for repairs and maintenance and other associated costs that are not for investing will be included in operating activities on the Partnership’s statement of cash flows. Appropriate disclosures associated with the recorded recoveries will also be provided in the footnotes to the annual audited financial statements as of December 31, 2010.
General
48.	Please update your financial statements and consent in accordance with Rule 3-12 of Regulation S-X in your next amendment.

Response:
     The Partnership acknowledges the updating requirements of Rule 3-12 of Regulation S-X. The Partnership has included a new consent from KPMG LLP in the Amended Registration Statement. The Partnership will update its financial statements in subsequent amendments to the extent required by Regulation S-X.
Exhibit Index, page II-2
49.	Please file the employment agreements with your executive officers as exhibits to the registration statement.
     The Partnership has filed the employment agreements with its executive officers as exhibits 10.15-10.19 to the Amended Registration Statement in response to the Staff’s comment.
Response:

50.	If material, please file the letter of intent between you and the third party related to the CO2 capture and storage referenced on page 5.

Response:

     The Partnership respectfully advises the Staff that it believes the letter of intent is not material to the Partnership. The Partnership currently believes that it will derive less than $1.0 million per year in revenue from the sale of CO2, and that the value of the carbon credits cannot currently be estimated (because regulations related to carbon credits have not yet been finalized) but are not expected to be material to the Partnership.
51.	You are not entitled to rely upon another registrant’s confidential treatment request. Please refile Exhibits 10.1 and 10.2 accordingly.

Response:
     The Partnership acknowledges the Staff’s comment and has refiled Exhibits 10.1 and 10.2 with redactions. The Partnership has sent a confidential treatment request with respect to Exhibits 10.1 and 10.2 along with unredacted copies of the agreements to the Secretary of the Securities and Exchange Commission.
     Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely, /s/ Michael A. Levitt Michael A. Levitt

cc:	John J. Lipinski (CVR Partners, LP)
Edmund S. Gross (CVR Partners, LP)
Edward A. Morgan (CVR Partners, LP)
Susan M. Ball (CVR Partners, LP)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Michael Rosenwasser (Vinson & Elkins L.L.P.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Michael O’Leary (Andrew Kurth LLP)